

Mail Stop 3720

April 2, 2008

Mr. Timothy J. Wiggins
Executive Vice President and Chief Financial Officer
Tellabs, Inc.
One Tellabs Center
1415 West Diehl Road
Naperville, IL 60563

> **Re: Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2007**
> **Filed February 26, 2008**
> **And Documents Incorporated by Reference**
> **File No. 0-09692**

Dear Mr. Wiggins:

We have reviewed your Form 10-K for the fiscal year ended December 28, 2007 and the documents incorporated therein by reference and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed February 26, 2008

Manufacturing, page 6

1.   We note the statement on page six that you primarily work with two suppliers to
        manufacture your products. We also note the statement that your products contain
        components of proprietary design that are sourced from a single supplier. In the future,
        please disclose the nature of your relationship with such suppliers, including disclosure
        regarding whether such relationships are evidenced by verbal or written contracts. If
        material, disclose the terms of such contracts.

Intellectual Property, page 6

2.   In the future, disclose the importance and duration of all patents, trademarks, licenses,
        franchises and concessions held. See Item 101(c)(i)(iv) of Regulation S-K.

Exhibits

3.   Reference is made to the risk factor at the top of page 11 entitled "A limited number of
        customers represent a large potion of our revenue." In the future, please discuss the
        material terms of your material contracts with those customers (including Verizon,
        AT&T and Sprint Nextel). Also, please file the related contracts under Regulation S-K
        Item 601(b)(10) or advise us why you believe it is appropriate not to include these
        contracts as exhibits.

Exhibit 13, Annual Report

Financial Condition, Liquidity and Capital Resources, page 25

4.   In the future, please include a more detailed discussion of your ability to meet both your
        short-term and long-term liquidity needs rather than vaguely referring to "the foreseeable
        future." We consider "long-term" to be the period in excess of the next twelve months.
        See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Schedule 14A filed March 19, 2008

Compensation Discussion and Analysis, page 12

5.   We note your use of financial performance and individual goals with respect to bonus
        payments and long-term equity incentive awards. Identify these objectives in future
        filings unless doing so would cause the company material competitive harm. If you
        believe material competitive harm will result, tell us in your response letter the specific
        reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of
        Regulation S-K. If your analysis results in your determination that such performance-
        related factors are properly excluded from future disclosure, please provide the alternate

disclosure provided for in the same Instruction.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3354 with any other questions.

Sincerely,

/s
Robert Bartelmes
Senior Financial Analyst